

Mail Stop 3561

May 13, 2019

Patrick Moynihan
Chairman of the Board and Chief Executive Officer
Blockchain Industries, Inc.
730 Arizona Ave., Suite 220
Santa Monica, California 90401

      Re: **Blockchain Industries, Inc.**
              Form 10-K for Fiscal Year Ended April 30, 2018
              Filed October 29, 2018
              Amendment 2 to Form 10-Q for Fiscal Quarter Ended January 31, 2018
              Filed November 2, 2018
              File No. 0-51126

Dear Mr. Moynihan:

      We issued comments to you on the above captioned filings on December 3, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 27, 2019.

      If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Yolanda Guobadia at (202) 551-3562 or William Thompson at (202) 551-3344 with any questions.

                                Sincerely,

                                /s/ William H. Thompson

                                William H. Thompson
                                Accounting Branch Chief
                                Office of Consumer Products